October 24, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Pittsburgh & West Virginia Railroad
Registration Statement on Form S-4
Filed August 31, 2011
File No. 333-176571

Dear Mr. Kluck:

This letter is submitted on behalf of Pittsburgh & West Virginia Railroad (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 (filed August 31, 2011, Registration No. 333-176571) (the “S-4 Registration Statement”), as set forth in your letter to Mr. David Lesser dated September 23, 2011.  We are filing via EDGAR Amendment No. 1 to the S-4 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated September 23, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1.
We note that in the merger holders of Pittsburgh & West Virginia Railroad shares will receive one newly issued share of Power REIT for each of their currently outstanding shares of common stock.  We also note that the Form S-4 was filed on behalf of Pittsburgh & West Virginia Railroad rather than Power REIT even though Power REIT will be the issuer.  Please tell us why the Form S-4 was not filed on behalf of Power REIT and, if applicable, please advise us how you are in compliance with Rule 414 of Regulation C.  Alternatively, please withdraw your filing and refile your registration statement under Power REIT.

Response:  The Company acknowledges the Staff’s comment.  Power REIT is presently a wholly owned subsidiary of the Company, and in connection with the Reincorporation Merger (as defined in the S-4 Registration Statement), the Company will merge with a wholly-owned subsidiary of Power REIT, with the Company surviving.  Upon the effectiveness of the Reincorporation Merger, holders of Company common shares will receive one newly issued common share of Power REIT for each Company common share.   In reliance on the Staff’s position enunciated in GulfMark Offshore, Inc., SEC No-Action letter (January 11, 2010), Power REIT does not intend to file a new registration under the Securities Act, but intends to succeed to the Company’s registration statement for purposes of Rule 12g-3(a) under the Exchange Act.

2.	Please provide the information required by Item 19 of Form S-4 or advise.

Response:  The Company acknowledges the Staff’s comment, and has revised the prospectus contained in Amendment No. 1 to include the information required by Item 19 of Form S-4.  Please see pages ii, 3, 5, 12, 15 and 16 of the prospectus contained in Amendment No. 1.

3.
We note that, on page 34 of the prospectus, you incorporate by reference information from other Exchange Act filings.  Please advise how you are eligible to incorporate by reference on this Form S-4 or revise your form to remove the incorporation by reference and include the required information.

Response:  The Company acknowledges the Staff’s comment.  In reliance on the Staff’s position enunciated in GulfMark Offshore, Inc., SEC No-Action letter (January 11, 2010), Power REIT has taken into account the Company’s reporting history under the Exchange Act in determining that Power REIT “meets the requirements for use of Form S-3” within the meaning of Form S-4.  The Company further intends that, after the consummation of the Reincorporation Merger (as defined in the S-4 Registration Statement), Power REIT will become the successor issuer to the Company under the Exchange Act, and the Company intends that pursuant to Rule 12g-3(a) under the Exchange Act, the shares of Power REIT, as successor issuer, will be deemed registered under Section 12(b) of the Exchange Act.

4.	Please file your tax and legal opinions prior to the effectiveness of your registration statement.

Response:  As requested, the Company has filed forms of our tax and legal opinions as Exhibits to Amendment No.1.

Very truly yours,

/s/ Kevin Acklin
Kevin Acklin
Partner
Leech Tishman

Cc:	Adam F. Turk, SEC
David H. Lesser, Pittsburgh & West Virginia Railroad
Arun Mittal, Pittsburgh & West Virginia Railroad